UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	_________________ to _________________

Commission file number: 001-35593

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)

Required Information

The HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the HomeTrust Bank KSOP Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of Dixon Hughes Goodman LLP.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)

Report of Independent Registered Public Accounting Firm
Participants of HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan)
Asheville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan) (the “Plan”) as of June 30, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended June 30, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2016 and 2015, and the changes in net assets available for benefits for the year ended June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of June 30, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Dixon Hughes Goodman LLP

Asheville, North Carolina
December 20, 2016

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Statements of Net Assets Available for Benefits
June 30, 2016 and 2015

	2016			2015 (As Adjusted)
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Investments, at fair value:
Mutual funds	$16,472,822	$—	$16,472,822	$16,953,873	$—	$16,953,873
Common collective trusts	3,650,267	—	3,650,267	2,771,044	—	2,771,044
HomeTrust Bancshares, Inc. common stock	7,352,048	15,658,400	23,010,448	4,366,421	—	4,366,421
Investments, at contract value:
Fixed income guaranteed option	5,264,613	—	5,264,613	5,189,850	—	5,189,850
Total investments	32,739,750	15,658,400	48,398,150	29,281,188	—	29,281,188
Receivables:
Notes receivable from participants	863,256	—	863,256	809,884	—	809,884
Participant contributions	—	—	—	1,485	—	1,485
Employer contributions	13,359	—	13,359	1,375	—	1,375
Total receivables	876,615	—	876,615	812,744	—	812,744
Total assets	33,616,365	15,658,400	49,274,765	30,093,932	—	30,093,932

Liabilities:
Loan payable to HomeTrust Bancshares, Inc.	—	8,829,943	8,829,943	—	—	—

Net Assets Available for Benefits	$33,616,365	$6,828,457	$40,444,822	$30,093,932	$—	$30,093,932
The accompanying notes are an integral part of these financial statements.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2016

Additions To Net Assets Attributed To:	Allocated	Unallocated	Total
Investment income:
Net appreciation (depreciation) in fair value of investments	$(499,529)	$1,366,936	$867,407
Dividends and interest	1,020,236	—	1,020,236
Total investment income	520,707	1,366,936	1,887,643

Interest income on notes receivable from participants	35,555	—	35,555

Contributions:
Employer contributions	624,909	667,618	1,292,527
Participant contributions	1,725,329	—	1,725,329
Rollover contributions	867,264	—	867,264
Total contributions	3,217,502	667,618	3,885,120

Allocation of 52,900 shares of HomeTrust Bancshares, Inc. common stock at fair value	978,650	—	978,650

Total Additions	4,752,414	2,034,554	6,786,968

Deductions From Net Assets Attributed To:
Benefits paid to participants	3,789,647	—	3,789,647
Interest expense		217,010	217,010
Administrative expenses	14,239	—	14,239
Allocation of 52,900 shares of HomeTrust Bancshares, Inc. common stock at fair value	—	978,650	978,650
Total Deductions	3,803,886	1,195,660	4,999,546

Net Increase	948,528	838,894	1,787,422

Transfer of assets to the KSOP	2,573,905	5,989,563	8,563,468

Net Assets Available for Benefits
Beginning of year	30,093,932	—	30,093,932
End of year	$33,616,365	$6,828,457	$40,444,822
The accompanying notes are an integral part of these financial statements.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2016 and 2015

1. Description of the Plan
The following description of the HomeTrust Bank KSOP Plan (f/k/a HomeTrust Bank 401(k) Plan) (the "KSOP") provides only general information. Participants should refer to the KSOP's plan document for a more complete description of the KSOP's provisions.
Plan Merger
Prior to July 1, 2015, HomeTrust Bank (the "Bank"), a subsidiary of HomeTrust Bancshares, Inc., a financial holding company (the "Company"), sponsored a defined contribution plan covering eligible employees of the Bank named the HomeTrust Bank 401(k) Plan (the "401(k) Plan") and the Company sponsored an employee stock ownership plan named the HomeTrust Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP"). Effective July 1, 2015, the ESOP was merged into the 401(k) Plan to form the KSOP. All participants in the ESOP became participants in the KSOP plan at July 1, 2015.
All shares of HomeTrust Bancshares, Inc. common stock allocated to an ESOP participant were moved to a separate individual account in the KSOP for that participant, while all unallocated shares were recorded as assets in the KSOP and the loan from HomeTrust Bancshares, Inc. to the ESOP was recorded as a liability of the KSOP. Certain 401(k) Plan provisions affecting participant plan eligibility and diversification related to the transferred assets were amended in the KSOP. On July 7, 2015, 151,584 shares of allocated stock and 899,300 shares of unallocated stock were transferred from the ESOP to the KSOP with a value of $2,573,905 and $15,270,114, respectively. A loan with a value of $9,280,551 was also transferred to the KSOP.
General
The KSOP consists of two components. One component is a profit sharing plan under Section 401(k) of the Internal Revenue Code ("IRC"). The other component is a qualified stock bonus plan under IRC 401(a) and as an employee stock ownership plan under IRC 4975(e)(7). The KSOP is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
The KSOP holds common shares of the Company obtained through the proceeds of a loan from the Company (Note 8), and holds the stock in a trust. The borrowing is to be repaid over a period of 20 years using contributions from the Bank to the trust fund. As the KSOP makes each payment of principal and interest, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the IRC. The borrowing is collateralized by unallocated shares of stock. The Company has no rights against shares once they are allocated under the KSOP. Accordingly, the financial statements of the KSOP present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock ("Allocated") and stock not yet allocated to employees ("Unallocated"). Principal Trust Company ("Trustee") serves as the trustee of the KSOP.
Eligibility
Employees of the Company and the Bank are generally eligible to participate in the KSOP after the completion of 1,000 hours of service within a plan year and who are age 21 or older. Employees are eligible to make elective deferrals and receive Company matching contributions once they have been employed for 30 days but are not eligible for Company discretionary contributions until they have attained one year of service. Plan entry dates are the first day of each calendar quarter month.
Contributions
Each year, participants may contribute up to the maximum amount allowed under the IRC. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). The KSOP includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their deferral rate set at three percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants may change their deferral at any time.
The Company matches 50 percent of the first 6% of compensation that a participant contributes to the KSOP. Additionally, the Company may make an additional discretionary contribution. Participants must have worked at least 1,000 hours and be employed on the last day of the plan year to be eligible for the additional discretionary contribution. Disabled or retired employees as defined by the KSOP are also eligible for the additional discretionary contribution. There were no discretionary contributions for the 2016 plan year. Contributions are subject to certain IRC limitations.
Excluding profit sharing contributions, the Bank may contribute cash to the ESOP component in such an amount determined by the board of directors, provided however, that the amount is sufficient to pay the annual loan payment to the Company. During the year ended June 30, 2016, the Bank contribution to the ESOP component was $667,618.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2016 and 2015

Participant Accounts
Individual accounts are maintained for each KSOP participant. Each participant account is credited with the participant's contributions, an allocation of shares of the Company’s common stock released by the Trustee from the unallocated account, allocations of the Company's contributions and plan earnings, and charged with plan administrative expenses and plan losses. Allocations of shares of the Company’s common stock are based on a participant's eligible compensation relative to total eligible compensation. KSOP earnings and losses are allocated to each participant's account based on the ratio of the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options
Participants may direct employee and Company matching contributions, including any discretionary contributions, to any of the KSOP's investment options. As of June 30, 2016, the KSOP's investment options include mutual funds, common collective trust funds, a fully benefit-responsive investment contract, and HomeTrust Bancshares, Inc. common stock. Participants have the immediate right to elect to diversify any publicly traded employer securities held in their Company stock account attributable to Company contributions and reinvest the proceeds in any other investments available under the KSOP.
Notes Receivable from Participants
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested balance. Loan terms range from one to five years but may be longer for the purchase of a primary residence. The loans are secured by the balance in the participant's vested account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates ranged from 4.25% to 4.50% as of June 30, 2016. Principal and interest are paid through payroll deductions.
Vesting
Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant's share of employer contributions vests in 20% increments for years two through six, with the participant being 100% vested after six years of service.
Put Option
In the event that the employer securities distributed to a participant are not readily tradable on an established market, the participant is entitled to require that the employer repurchase the securities under the fair valuation formula as provided by governmental regulations. The price is determined as of the most recent valuation date (each June 30) under the KSOP. The Company can pay for the purchase with interest over a period of five years if the fair market value of the stock exceeds a specified limit described in the plan document. The stock is currently readily tradable on an established market.
Voting Rights
Each eligible participant is entitled to instruct the Trustee on how to vote the shares of Company common stock held in the participant's KSOP account on any matters requiring a shareholder vote. In the event the participant fails to give timely voting instructions to the Trustee with respect to the voting of the shares of common stock held in the participant's KSOP account, and in the case of shares held by the KSOP but not allocated to any participant's account, the Trustee will vote such shares in the same proportion as directed by the participants who directed the Trustee as to the manner of voting the shares held in their KSOP accounts with respect to each matter.
Forfeited Accounts
Forfeitures of participants' nonvested accounts are applied to pay KSOP expenses or reduce future employer contributions. At June 30, 2016 and 2015, there were $3,010 and $494, respectively, of forfeited nonvested accounts that had not yet been utilized. During 2016, employer contributions were reduced by $88,413 from forfeited nonvested accounts.
Payment of Benefits
On termination of service due to death, disability, retirement, or other terminations of employment, a participant or, in the case of death, the participant's beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, an annuity, or roll-over their vested interest to a qualified plan or IRA. Distributions may be made in the form of cash, Company common shares or a combination of both.
Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2016 and 2015

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value with the exception of fully-benefit-responsive investment contracts, which are required to be reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the KSOP. KSOP management determines the valuation policies utilizing information provided by the Trustee. See Note 4 and 5 for further discussion of fair value and contract value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the KSOP's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Events
The KSOP evaluated subsequent events through the date that these financial statements were issued.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)." The ASU removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under the ASU to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. This guidance is effective for annual reporting periods beginning after December 15, 2015, with retrospective application to all periods presented. The adoption of this guidance did not have a significant impact on the KSOP's financial statements (Note 4).
In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The adoption of Parts I and II of this guidance did not have a significant impact on the KSOP's financial statements (Note 4). The statement of net assets available for benefits as of June 30, 2015 has been adjusted to reflect retrospective application of the new accounting guidance. There was no effect to total net assets available for benefits as previously reported.
3. Income Tax Status
As of July 1, 2015 the plan document was restated when the 401(k) Plan and the ESOP were merged to create the KSOP. The KSOP has not yet obtained a determination letter from the Internal Revenue Service ("IRS") stating that the restated plan and related trust are in compliance with

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2016 and 2015

the applicable requirements of the IRC. The plan administrator believes that the restated plan document is designed and is currently being operated in compliance with applicable requirements of the IRC.
GAAP requires plan management to evaluate tax positions taken by the KSOP and recognize a tax liability (or asset) if the KSOP has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the KSOP, and has concluded that as of June 30, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The KSOP is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.
The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices available in active markets for identical investments as of the reporting date;

Level 2:
Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3:
Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at June 30, 2016 and 2015.
HomeTrust Bancshares, Inc. Common Stock and Mutual Funds
These investments are valued at the closing price reported on the active market on which individual securities are traded at the end of the plan year.
Common Collective Trust Funds
The net asset value ("NAV"), as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
The following tables present the financial assets measured at fair value on a recurring basis as of June 30:

	2016
Description	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$16,472,822	$—	$—	$16,472,822
HomeTrust Bancshares, Inc. common stock	23,010,448	—	—	23,010,448
Total	$39,483,270	$—	$—	39,483,270
Common collective trust funds (a) (b)				3,650,267
Total investments at fair value				$43,133,537

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2016 and 2015

	2015 (As Adjusted)
Description	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$16,953,873	$—	$—	$16,953,873
HomeTrust Bancshares, Inc. common stock	4,366,421	—	—	4,366,421
Total	$21,320,294	$—	$—	21,320,294
Common collective trust funds (a) (b)				2,771,044
Total investments at fair value				$24,091,338

(a)
Represents investments in collective trust funds whose primary objective is to seek total return of long-term growth of capital and current income, consistent with the investment strategy of an investor who expects to retire in the target date. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(b)
In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between levels for the year ended June 30, 2016.
The following table presents additional detail for the ESOP component of Company common stock as of June 30, 2016:

	Allocated	Unallocated
HomeTrust Bancshares, Inc. common shares:
Number of shares	397,408	846,400
Cost	$3,974,080	$8,464,000
Fair value	$7,352,048	$15,658,400
The quoted market value per share of the Company's common stock at June 30, 2016 and 2015 was $18.50 and $16.76, respectively.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
5. Fixed Income Guaranteed Option
The KSOP has a fully benefit-responsive guaranteed investment contract ("GIC") with Principal Life Insurance Company ("Principal"). Principal maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
The GIC is included in the financial statements at contract value. Contract value, as reported to the KSOP by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the KSOP terminates its interest in the contract. The contract value of the GIC at June 30, 2016 and 2015 was $5,264,613 and $5,189,850, respectively.
Certain events limit the ability of the KSOP to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the KSOP's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the KSOP, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting. For the years ended June 30, 2016 and 2015, the average yield credited to participants was as follows:

Average yields:	2016	2015
Based on actual earnings	1.90%	2.00%
Based on interest rate credited to participants	1.90%	2.00%

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2016 and 2015

6. Exempt Party In-Interest Transactions
The KSOP invests in certain funds and accounts managed by Principal. Principal is the KSOP's trustee and third-party administrator. Such transactions qualify as exempt party-in-interest transactions. Fees paid by the KSOP for investment management services were included as a reduction of the return earned on each contract.
Certain plan investments are shares of HomeTrust Bancshares, Inc. common stock. HomeTrust Bank is the plan sponsor, and therefore, transactions related to this common stock, including dividend income earned by the plan, qualify as party-in-interest transactions.
In July 2012, the ESOP portion of the KSOP purchased 1,058,000 shares of Company common stock at a cost of $10,580,000 and allocates 52,900 shares to participants each plan year.
7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the KSOP to discontinue its contributions at any time and to terminate the KSOP subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts. Upon termination of the KSOP, all liabilities and expenses of the KSOP will be paid and shares of financed common stock held will be sold to the extent necessary in order to repay the loan.
8. Loan Payable/Related Party
In July 2012, the ESOP entered into a $10,580,000 term loan agreement with the Company. Effective July 1, 2015 the loan was assumed by the KSOP (see Note 1).The proceeds of the loan were used to purchase 1,058,000 shares of the Company's common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid in annual payments of $667,618 of principal and interest at 2.30% over 20 years.
The scheduled amortization of the loan for the next five years and thereafter is as follows:

2017	$461,709
2018	472,476
2019	483,494
2020	494,295
2021	506,295
Thereafter	6,411,674
$8,829,943
9. Risks And Uncertainties
The KSOP utilizes various investment securities. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant balances and the amounts reported in the financial statements.
10. Reconciliation of Financial Statements To Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying 2016 and 2015 financial statements to Schedule H of Form 5500:

	June 30,
	2016	2015
Net assets available for benefits per the financial statements	$40,444,822	$30,093,932
Employer contribution receivable	(13,359)	—
Loan interest adjustment	—	219
Net assets available for benefits per the Form 5500	$40,431,463	$30,094,151

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Notes to Financial Statements
June 30, 2016 and 2015

The following is a reconciliation of the net increase per the financial statements for the year ended June 30, 2016, to Schedule H of Form 5500:

Net increase in net assets available for benefits per the financial statements	$1,787,422
Employer contribution receivable	(13,359)
Loan interest adjustment	(219)
Net increase per Form 5500	$1,773,844

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
EIN 56-0181785
PLAN NUMBER 002
June 30, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue Borrower, Interest Collateral, Par or Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
*	Principal Life Insurance Company	Fixed Income Guaranteed Option		$5,264,613
*	HomeTrust Bancshares	Common Stock	12,438,080	23,010,448
	Franklin	Income Fund		4,238,797
	MFS	Utilities Fund		2,620,238
	Edge Asset Management	Capital Appreciation		1,915,251
	T. Rowe Price	Large Cap Growth		1,483,904
*	Principal Global	Mid Cap		1,011,020
*	Principal	Mid Cap Value		698,580
*	Principal	Large Cap 500 Index		692,974
*	Principal	Mid Cap S&P 400 Index		643,147
	Delaware	Small Cap Value		617,236
	PNC Capital Advisors	Small Cap Value		564,346
*	Principal Trust	Target 2040		563,286
*	Principal Trust	Target 2020		540,894
*	Principal Trust	Target 2030		527,201
*	Principal Trust	Target 2025		509,025
	American Funds	EuroPacific		463,143
	MFS	International New Discovery		405,586
	Edge Asset Management	Government & HQ Bond R5 Fund		353,372
	American Funds	Washington Mutual Investor Fund		339,305
*	Principal Trust	Target 2035		347,407
*	Principal Trust	Target 2045		298,893
*	Principal	Small Cap 600 Index		282,805
*	Principal Trust	Target 2015		277,005
*	Principal Trust	Target 2050		228,728
*	Principal Trust	Target 2010		169,864
	Edge Asset Management	Income Fund		143,117
*	Principal Trust	Target 2055		134,955
*	Principal Trust	Income Fund		51,353
*	Principal Trust	Target 2060		1,657
*	Participant loans***	4.25 - 4.50%, due through June 2030		863,256
				$49,261,406

*	Party-in-interest to the Plan.

**
Cost omitted for participant-directed investments. The allocated portion of HomeTrust Bancshares common stock is participant-directed and the unallocated portion is not participant-directed. Cost information has been included for the total of this investment.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMETRUST BANK KSOP PLAN (f/k/a HOMETRUST BANK 401(k) PLAN)

	By:	HomeTrust Bancshares, Inc., as Plan Administrator

Date: December 20, 2016	By:	/s/Teresa White
Teresa White
Executive Vice President, Chief Administration Officer and Corporate Secretary